July 18, 2019

Scott Gordon
Chief Executive Officer and Chairman
Silver Spike Acquisition Corp.
1114 6th Avenue, 41st Floor
New York, NY 10036

       Re: Silver Spike Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted June 21, 2019
           CIK No. 0001779474

Dear Mr. Gordon:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Submission No. 1 on Form S-1 filed June 21, 2019

Cover Page

1. Please expand your cover page disclosure to briefly discuss your dual-class structure and the relative voting rights of your Class A and founder shares/Class B ordinary shares.
Risk Factors
In order to effectuate an initial business combination, blank check companies have, in the past, amended various provisions..., page 49

2. Please explain what is required for a special resolution of shareholders as a matter of
       Cayman Islands law.
 Scott Gordon
Silver Spike Acquisition Corp.
July 18, 2019
Page 2
Management , page 103

3. We note your disclosure on page 4 that your team as "operating, technical, regulatory and legal expertise in cannabis" and includes professionals who have "extensive scientific and medical knowledge of the plant and its many compounds." Revise your biographical sketches to clarify which members aside from Mr. Gordon have the referenced cannabis-
      related experience, or revise your prospectus summary disclosure accordingly.
General

4. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at
(202) 551-3271
with any other questions.



                                                            Sincerely,
FirstName LastNameScott Gordon
                                                            Division of
Corporation Finance
Comapany NameSilver Spike Acquisition Corp.
                                                            Office of Natural
Resources
July 18, 2019 Page 2
cc:       Derek Dostal
FirstName LastName